                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                                (AMENDMENT NO. )(1)

                              Morgan's Foods, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                             Shares of Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   616900-10-6
-------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 10, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Page 1 of 6 Pages)





--------         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 616900-10-6                                          PAGE 2 OF 6 PAGES


1          NAME OF REPORTING PERSON
           I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Victor E. Reskin
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            / /

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           94,700
                                     ------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          51,700
                                     ------------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         94,700
                                     ------------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            51,700
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           146,400
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

CUSIP NO. 616900-10-6

         This original Schedule 13D Statement is filed on behalf of Victor E. Reskin, an individual, for the purpose of reporting certain acquisitions of shares of common stock, par value $1.00 per share, of Morgan's Foods, Inc., an Ohio corporation.

Item 1.           SECURITY AND ISSUER.

         This Schedule 13D Statement relates to the shares of common stock, par value $1.00 per share (the "Shares"), of Morgan's Foods, Inc., an Ohio corporation ("Morgan's"), which has its principal executive offices at 24200 Chagrin Blvd., Ste. 126, Beachwood, OH 44122.

Item 2.           IDENTITY AND BACKGROUND.

       (a) The person filing this Schedule 13D is Victor E. Reskin.

       (b) Mr. Reskin's business address is 131 South Rodeo Drive, #200, Beverly Hills, CA.

       (c) Mr. Reskin is presently employed as a stock broker for PaineWebber, Inc., located at 131 South Rodeo Drive, #200, Beverly Hills, CA.

       (d) Negative.

       (e) Negative.

       (f) Mr. Reskin is a citizen of the United States of America.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Shares reported herein as having been acquired by Mr. Reskin were acquired for the aggregate purchase price of approximately $402,500 with personal funds.

Item 4.       PURPOSE OF TRANSACTION.

       Mr. Reskin purchased the Shares to acquire a minority interest in Morgan's for the purpose of investment. Mr. Reskin reserves the right to dispose of or acquire additional Shares and will do so depending on market conditions, developments with respect to Morgan's business and other relevant factors.

       Mr. Reskin believes that Morgan's Board of Directors and management should take steps to realize the inherent value in its business in a manner designed to maximize shareholder value. Mr. Reskin believes that these steps could include any one of several business strategies, or a combination of strategies, each of which would be intended to enhance shareholder value, such as the sale of Morgan's, the declaration of a special dividend with the excess cash currently held by Morgan's, or the repurchase of outstanding Morgan's stock with excess cash currently held by Morgan's. Mr. Reskin has had conversations with management of Morgan's regarding the need to maximize shareholder value and intends to continue having such conversations in the future.

CUSIP NO. 610900-10-6

       In addition, Mr. Reskin has submitted a proposal that will be included in Morgan's 2000 Proxy Statement requesting that Morgan's Board of Directors redeem the previously adopted Shareholder Rights Plan and refrain from adopting any plan or tactic, without shareholder approval, that confers additional rights to holders of Morgan's common stock upon the making of a takeover or merger proposal or upon the acquisition of a large block of Morgan's common stock by a party not approved by Morgan's Board of Directors.

       Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and other than as described above, Mr. Reskin presently has no plans or proposals that relate to or would result in any of the following:

       (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Morgan's or any of its subsidiaries;

       (ii) a sale or transfer of a material amount of assets of Morgan's or any of its subsidiaries;

       (iii) a change in the present board of directors or management of Morgan's, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (iv) a material change in the present capitalization or dividend policy of Morgan's;

       (v) a material change in the business or corporate structure of Morgan's;

       (vi) a change in the charter, bylaws or instruments corresponding thereto of Morgan's or other actions which may impede the acquisition of control of Morgan's by any person;

       (vii) the delisting from the American Stock Exchange of the Shares;

       (viii) a class of equity securities of Morgan's becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (ix) any action similar to any of those enumerated in (i) through
(viii) above.

       Mr. Reskin reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, he may, in the future, formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) According to the most recently available filing with the Securities and Exchange Commission by Morgan's, there are 2,910,839 Shares outstanding. Mr. Reskin beneficially owns 146,400 Shares, or 5.0% of the outstanding Shares.

CUSIP NO. 610900-10-6

              Of the Shares reported in this Schedule 13D as being owned by Mr. Reskin, 5,966 of the Shares are held by Mr. Reskin's wife in an individual retirement account. Pursuant to Rule 13d-4, Mr. Reskin disclaims beneficial ownership of the 5,966 Shares in the individual retirement account.

       (b) Mr. Reskin has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of 94,700 Shares. Mr. Reskin has shared power to vote, or to direct the voting of, and the shared power to dispose or to direct the disposition of 45,734 Shares held by the Heim-Reskin Family Trust #1, of which Mr. Reskin is a co-trustee. Because Mr. Reskin's wife's IRA owns Shares, Mr. Reskin may be deemed to share power to vote, or to direct the voting of, and share power to dispose or to direct the disposition of the 5,966 Shares held by the Mr. Reskin's wife's IRA.

       (c) During the past 60 days, the Mr. Reskin purchased 2,900 Shares in open market transactions as set forth below:

         Date                   Number of Shares              Price Per Share
         ----                   ----------------              ---------------
        3/31/00                      100                           $2.87
        4/10/00                      300                           $2.75
        4/12/00                      100                           $2.56
        4/12/00                      400                           $2.62
        4/14/00                      200                           $2.62
        4/27/00                      100                           $2.62
        4/28/00                      100                           $2.75
        4/28/00                      100                           $2.75
        5/10/00                      500                           $2.75
        5/10/00                     1000                           $2.62

       (d)        Not Applicable.

       (e)        Not Applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not Applicable.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Not Applicable.

CUSIP NO. 610900-10-6

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2000                  By:  /s/ Victor E. Reskin
                                        --------------------------------
                                             Victor E. Reskin